                   SUBJECT TO COMPLETION, DATED JULY 14, 1999


                    CHARLES E. SMITH RESIDENTIAL REALTY, INC.

                         92,793 SHARES OF COMMON STOCK


PROSPECTUS




                      This prospectus relates to 92,793 shares of common stock
                  that we may issue to the holders of 92,793 units of limited partnership interest of Charles E. Smith Residential Realty L.P., or "Smith L.P.," upon tender of these units for redemption. These units were issued on July 1, 1998, in exchange for a property known as Cronin's Landing located in Waltham, Massachusetts.


                      We are registering the issuance of the common stock to
                  permit the holders to sell without restriction in the open market or otherwise, but the registration of the common stock does not necessarily mean that any holders will elect to redeem their units. Also, we may elect to pay cash for the units tendered rather than issue common stock. Although we will incur expenses in connection with the registration of the 92,793 shares of common stock, we will not receive any cash proceeds upon their issuance.


                      Our common stock is listed on the New York Stock Exchange
                  under the trading symbol "SRW."


                      CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 IN
                  THIS PROSPECTUS FOR FACTORS THAT ARE RELEVANT TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING SPECIAL CONSIDERATIONS FOR THAT APPLY TO REDEEMING UNITHOLDERS.

                         ------------------------------

                      The information contained in this prospectus is not
                  complete and may be changed. We may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to sell nor a solicitation of an offer to buy these securities in any state where the offer or sale is unlawful.


                      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
                  STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                 AUGUST 4, 1999



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                                TABLE OF CONTENTS
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                                                                                                    PAGE
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
Prospectus Summary...................................................................................1
      Forward-Looking Information....................................................................1
      The Company....................................................................................1
      Recent Developments............................................................................1
      The Stock Offering.............................................................................2
      Important Risks in Owning Our Common Stock.....................................................3
      Tax Status of the Company......................................................................3
Risk Factors.........................................................................................4
      A Unitholder Who Redeems Units for Common Stock May Have Adverse Tax
              Effects................................................................................4
      If a Unitholder Redeems Units, the Original Receipt of the Units May Be Subject
              to Tax.................................................................................4
      Differences Between an Investment in Shares of Common Stock and Units May Affect Redeeming
               Unitholders...........................................................................4
      Some of Our Policies May Be Changed Without a Vote of Shareholders.............................4
      Provisions of Our Charter Could Inhibit Changes of Control.....................................5
      Our Ability to Issue Preferred Shares Could Inhibit Changes of Control.........................5
      Maryland Law Limits Changes of Control.........................................................5
      We Have Adopted a Shareholder Rights Plan Which Could Delay or Prevent a
              Change of Control......................................................................5
      We Have a Share Ownership Limit................................................................6
      The Large Number of Shares Available for Future Sale Could Adversely Affect
              the Market Price of Our Common Stock...................................................6
      Changes in Market Conditions Could Adversely Affect the Market Price of Our
              Common Stock...........................................................................6
      Our Earnings and Cash Distributions Will Affect the Market Price of Our
              Common Stock...........................................................................6
      Market Interest Rates and Low Trading Volume May Have an Effect on the
              Value of Our Common Stock..............................................................6
      We Believe, but Cannot Guarantee, that We Qualify as a REIT....................................7
      Our Failure to Qualify as a REIT Would Have Serious Adverse Consequences.......................7
      We May Need to Borrow Money to Qualify as a REIT...............................................7
      We Are Subject To Some Taxes Even If We Qualify as a REIT......................................7
      Redeeming Unitholders Will Continue to be Subject to the Operational Risks of
              Our Business...........................................................................7
Redemption of Units..................................................................................8
      General........................................................................................8
      Tax Consequences of Redemption.................................................................9
      Comparison of Ownership of Units and Common Stock..............................................11
Federal Income Tax Considerations....................................................................20
      General........................................................................................20
      Our Tax Treatment..............................................................................20
      Requirements for Qualification As a REIT.......................................................21
      Tax Aspects of Our Investments in Smith L.P. and Property Service Businesses...................24
      Taxation of Shareholders.......................................................................25
      Other Tax Considerations.......................................................................30
Plan of Distribution.................................................................................31
Where You Can Find More Information..................................................................31
Incorporation of Certain Documents by Reference......................................................31
Experts..............................................................................................32
Legal Matters........................................................................................32
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                                       -i-
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                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS COMMON STOCK OFFERING, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND FEDERAL INCOME TAX CONSIDERATIONS.

FORWARD-LOOKING INFORMATION

     THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. WHENEVER YOU SEE THE WORDS "BELIEVES," "ANTICIPATES," AND "EXPECTS" AND SIMILAR WORDS INDICATING UNCERTAINTY, YOU SHOULD REMEMBER THAT THE STATEMENTS ARE ASSUMPTIONS. THESE ASSUMPTIONS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL FINANCIAL RESULTS OR MANAGEMENT PLANS AND OBJECTIVES TO DIFFER MATERIALLY FROM THOSE PROJECTED OR EXPRESSED IN THIS PROSPECTUS. FOR EXAMPLE, SUCH DIFFERENCES MAY OCCUR BECAUSE OF CHANGES IN:

     - NATIONAL AND REGIONAL ECONOMIC CONDITIONS (ESPECIALLY IN MULTIFAMILY PROPERTY OCCUPANCIES AND RENTAL GROWTH IN THE WASHINGTON, D.C. METROPOLITAN AREA);

     - OUR ABILITY TO IDENTIFY AND SECURE ADDITIONAL PROPERTIES AND PROPERTY LOCATIONS;

     - THE EFFECT OF PREVAILING MARKET INTEREST RATES AND THE PRICING OF OUR COMMON STOCK;

     -   THE ACCEPTANCE OF OUR FINANCING PLANS BY THE CAPITAL MARKETS; AND

     - OTHER RISKS WHICH MAY HAVE BEEN OR WILL BE DISCUSSED IN OUR FILINGS WITH THE SEC.

WE RECOMMEND THAT YOU CONSIDER CAREFULLY THE RISKS OF SUCH ASSUMPTIONS BEFORE MAKING ANY INVESTMENT IN OUR COMMON STOCK.

     WE ARE NOT OBLIGATED TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS. WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                   THE COMPANY

     As a self-managed equity REIT, we acquire, develop, manage and operate multifamily properties primarily in the Washington, D.C., Chicago, Boston, and Southeastern Florida metropolitan areas. We are a fully integrated real estate organization with in-house acquisition, development, financing, marketing, property management and leasing expertise. Our primary strategy for growth is to acquire, develop, own and manage high quality multifamily properties to generate long-term income and increases in value.

     We are the sole general partner of Smith L.P. As of June 30, 1999, we owned approximately 59.9% of its outstanding units. Smith L.P. and its subsidiaries own all of our properties, property interests and business assets.

     As of June 30, 1999, we owned 50 multifamily apartment communities with a total of 19,852 units. 44 of the properties were located in the Washington, D.C. metropolitan area, two in the Boston metropolitan area and four in the Chicago metropolitan area. We currently have approximately 2,100 units under construction and approximately 1,200 additional units under construction which are subject to pre-purchase agreements. We also manage approximately 3,800 additional apartment units for other property owners. Besides our residential properties, we own two retail centers in the Washington, D.C. metropolitan area with approximately 436,000 square feet of retail space.

                               RECENT DEVELOPMENTS

     In May 1999, we announced three joint ventures with J.P. Morgan Strategic Property Fund. Each of the joint ventures involves a separate property: an acquisition property, a property to be developed, and a recently developed property. These properties have a combined asset value of approximately $171 million. J.P. Morgan Strategic Property Fund's equity commitment for the three properties is approximately $53 million and our equity commitment totals $34 million.

     The first joint venture acquired The Renaissance, a 330-unit high-rise apartment building in Tysons Corner, Virginia, for $37 million. The venture is owned 75% by the J.P. Morgan Strategic Property Fund and 25% by us. The venture obtained a seven-year $19 million loan to finance the acquisition at an annual interest rate of 6.48%.

     The second joint venture will develop a new 630-unit community at University Center in eastern Loudoun County, Virginia. The venture is owned 60% by the J.P. Morgan Strategic Property Fund and 40% by us. The venture intends to obtain a loan for 50% of the project's estimated $60 million development cost. Our future equity contribution will be approximately $6 million and is expected to fund the project through completion and leasing.

     In the third transaction, we transferred our interest in Springfield Station, a 631-unit mid-rise and garden style property in Springfield, Virginia, to a joint venture. The venture is owned 52% by the J.P. Morgan Strategic Property Fund and 48% by us. The venture has obtained a ten-year loan of $37 million at an interest rate of 6.85%. We received financing and reimbursement proceeds of approximately $50 million from the transaction, which we plan to use to fund other projects and repay corporate debt.

     In addition, in July 1999, we acquired a 720-unit garden style apartment complex known as the Countryside located in Palatine, Illinois and a 1,158-unit garden style apartment complex known as the Somerset located in Glendale Heights, Illinois. These were part of a portfolio of four apartment properties totaling 2,444 units that we acquired for a total purchase price of $137 million, which included approximately $30 million in apartment units at prices ranging from $31 to $35 per apartment unit, plus closing costs and debt assumption.

     We recently completed negotiations for a $75 million private placement of convertible non-voting preferred stock for Security Capital Preferred Growth Incorporated. On July 13, 1999, we issued an initial $25 million series of shares and we plan to issue two additional $25 million series by the end of the year. The issue prices for these three series range from $36.50 per share to $39.00 per share. The dividend yield to be paid on these preferred shares will be 7 3/4% in year one, 8 1/4% in year two, and 8 1/2% in year three and thereafter, with a minimum equivalent to the dividend rate paid on the company's common stock. The terms of the preferred stock may be converted to common stock on a one-to-one basis with call protection varying by series between three and six years, after which we have a right to call for cash or, under certain conditions, convert to common stock. Proceeds from the transaction will enhance the company's financial flexibility in funding new development projects stated to start construction later in 1999.

     Among upcoming 1999 development projects, we have an agreement with an affiliate of Starwood Capital Group to jointly redevelop Alban Towers, a prominent historic landmark in Washington, D.C. Preliminary plans involve complete interior reconstruction of the 6-story structure to provide approximately 225 luxury apartments, while preserving its historically significant exterior and interior features. We estimate the cost of the project to be in excess of $52 million and we plan to start construction within the next few months.

                               THE STOCK OFFERING

     This prospectus relates to 92,793 shares of common stock that we may issue to holders of 92,793 units of limited partnership interest in Smith L.P. The units were issued on July 1, 1998, in exchange for a property known as Cronin's Landing located in Waltham, Massachusetts.

     On July 1, 1999, the unitholders became eligible to redeem their units for cash or, at our election, shares of our common stock equal to the number of units being redeemed.

                   IMPORTANT RISKS IN OWNING OUR COMMON STOCK

     Before you decide to redeem your units for common stock, you should read the "Risk Factors" section, which begins on page 4 of this prospectus.

                            TAX STATUS OF THE COMPANY

     We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe that we qualify for taxation as a REIT and generally will not be subject to federal income tax on net income that we distribute to our shareholders. We are required, among other things, to distribute at least 95% of our taxable income, excluding any net capital gain. Even if we qualify to be taxed as a REIT, we are subject to certain federal, state and local taxes on our income and property and to federal income and excise tax on the income we do not distribute. In addition, the operating companies in which we own 99% non-voting interests are subject to federal, state and local income taxes. See "Federal Income Tax Considerations" for a more detailed explanation.

                                  RISK FACTORS


         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS.

         A UNITHOLDER WHO REDEEMS UNITS FOR COMMON STOCK MAY HAVE ADVERSE TAX EFFECTS. A unitholder who redeems units for common stock will be treated for tax purposes as having sold the units. The sale will be taxable and the unitholder will be treated as realizing an amount equal to the sum of the value of the common stock the unitholder receives PLUS the amount of Smith L.P. nonrecourse liabilities allocable to the redeemed units. It is possible that the amount of gain the unitholder recognizes could exceed the value of the common stock the unitholder receives. It is even possible that the tax liability resulting from this gain could exceed the value of the common stock the unitholder receives. See "Redemption of Units--Tax Consequences of Redemption."

         In addition, the unitholder's ability to sell common stock in order to raise cash to pay the resulting tax liability may be restricted due to our common stock's relatively low trading volume. As a result of fluctuations in the stock price, the price a unitholder receives for the shares may not equal the value of the units redeemed. See "--Market Interest Rates and Low Trading Volume May Have an Effect on the Value of Our Common Stock."

         IF A UNITHOLDER REDEEMS UNITS, THE ORIGINAL RECEIPT OF THE UNITS MAY BE SUBJECT TO TAX. If a unitholder redeems units, particularly within two years of receiving them, there is a risk that the original receipt of the units may be treated as a taxable sale under the "disguised sale" rules of the Internal Revenue Code. Subject to several exceptions, the tax law generally provides that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale. In particular, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a taxable sale of the contributed property unless the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that they should be.

         DIFFERENCES BETWEEN AN INVESTMENT IN SHARES OF COMMON STOCK AND UNITS MAY AFFECT REDEEMING UNITHOLDERS. If a unitholder elects to redeem units, we will determine whether the unitholder receives cash or shares of our common stock in exchange for the units. Although an investment in shares of our common stock is substantially similar to an investment in units in Smith L.P., there are some differences between ownership of units and ownership of common stock. These differences include form of organization, management structure, voting rights, liquidity and federal income taxation. These differences, some of which may be material to investors, are discussed in "Redemption of Units -- Comparison of Ownership of Units and Common Stock."

         SOME OF OUR POLICIES MAY BE CHANGED WITHOUT A VOTE OF SHAREHOLDERS. Our Board of Directors establishes many of our major policies, including those relating to investment, financing, growth, acquisitions, development, debt capitalization and distributions. Although the Board of Directors currently has no intention to amend or revise these and other policies, it may do so from time to time without a vote of our shareholders. In order to change our policy of seeking to maintain our REIT qualification status, however, we must have the approval of our shareholders. Changes in our policies may not fully serve the interests of all shareholders.

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         PROVISIONS OF OUR CHARTER COULD INHIBIT CHANGES OF CONTROL. There are
provisions of our charter that may delay or otherwise limit the ability of outside parties to acquire control of us or engage in some other transaction. These charter provisions include three-year staggered terms for directors, the authority of the Board of Directors to classify capital stock into one or more series having special preferences without shareholder approval, and a 9.8% share ownership limit. See "-- We Have a Share Ownership Limit" below. These limitations could prevent us from entering into a change of control transaction or other transaction that could be in the best interests of our shareholders.

         In addition, we cannot merge, consolidate or engage in any combination with another person or sell all or substantially all of our assets unless the transaction includes a merger of, or a sale of assets by, Smith L.P., which may require approval of the holders of a majority of the units. We currently hold approximately 59.9% of the units in Smith L.P. This voting requirement might limit the possibility for acquisition or change in control, even if a change in control were in our shareholders' interest. In this regard, the holders of units might incur different, and more adverse, tax consequences as a result of an acquisition or change in control that could motivate them to oppose a transaction that is in the shareholders' interest.

         OUR ABILITY TO ISSUE PREFERRED SHARES COULD INHIBIT CHANGES OF CONTROL. Our charter authorizes the Board of Directors to issue preferred shares and to establish the preferences and rights of any preferred shares issued, including the right to vote and the right to convert them into shares of common stock. This power to issue preferred shares could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders' interest. As of June 30, 1999, we had outstanding two series of preferred shares. The preferred shares outstanding rank senior to the common stock with respect to dividend rights and distributions upon liquidation, dissolution and winding up. We are subject to the risks normally associated with preferred equity financing, including the risk that our cash flow will be insufficient to meet the required payments on the shares.

         MARYLAND LAW LIMITS CHANGES OF CONTROL. Provisions of Maryland corporate law prohibit "business combinations," including issuances of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation's shares of capital stock, or an "interested stockholder," unless the transaction is approved by 80% of the corporation's outstanding voting shares. In addition, an interested stockholder may not engage in a business combination for five years following the date he became an interested stockholder. Except as described below, we are subject to these provisions. As a result, a change in control or other transaction that may provide our shareholders with a premium or which might otherwise be in their best interests may be prevented or delayed.

         Our charter, as is permitted by Maryland corporate law, exempts any business combination involving Messrs. Smith and Kogod and persons affiliated or acting in concert with them. Consequently, Messrs. Smith and Kogod and their affiliates are permitted to enter into business combinations with us without the supermajority shareholder approval otherwise required by Maryland law.

         WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL. Our rights plan provides, among other things, that if a person or group attempts to acquire 15% or more of our common stock on terms not approved by our Board of Directors, shareholders will be entitled to purchase shares of our stock, subject to our charter's ownership limit. These purchase rights would cause substantial dilution to a person or group that acquires or attempts to acquire 15% or more of our common stock in this manner and, as a result, could delay or prevent a change in control or other transaction that could provide our shareholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

         WE HAVE A SHARE OWNERSHIP LIMIT. Primarily to assist us in maintaining our REIT qualification, our charter limits ownership of the issued and outstanding shares of capital stock by any single shareholder to 9.8% of our outstanding capital stock. The attribution provisions of the federal tax laws that are used in applying the ownership limit are complex. They may cause a shareholder to be considered to own the stock of a number of related shareholders.
The ownership limit could inhibit changes of control.

         THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON Stock. As of June 30, 1999, we had outstanding approximately 19.6 million shares of common stock tradable without restriction and had reserved for resale 16.7 million additional shares of common stock for possible issuance upon redemption of units and 2.6 million shares for possible issuance upon conversion of outstanding preferred stock. In addition, we have reserved a number of shares available for possible issuance under our employee benefit plans filed with the SEC. We may issue additional shares of common stock and securities convertible into shares of common stock in the future. We cannot predict the effect that future sales of shares of common stock, or the perception that such sales could occur, will have on the market prices of our shares.

         CHANGES IN MARKET CONDITIONS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK. As with other publicly traded securities, the value of our common stock depends on various market conditions, which may change from time to time. Among the market conditions that may affect the value of our common stock are:

-        the extent of institutional investor interest in us;
-        the reputation of REITs and residential REITs generally;
- the attractiveness of our equity securities in comparison to other equity securities, including equity securities issued by other real estate companies; and
-        our financial condition and performance.

         OUR EARNINGS AND CASH DISTRIBUTIONS WILL AFFECT THE MARKET PRICE OF OUR COMMON STOCK. We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our shares may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our shares. In addition, we are subject to the risk that our cash flow will be insufficient to meet the required payments on our preferred shares. Our failure to meet the market's expectations with regard to future earnings and cash distributions would likely adversely affect the market price of our shares.

         MARKET INTEREST RATES AND LOW TRADING VOLUME MAY HAVE AN EFFECT ON THE VALUE OF OUR COMMON STOCK. One of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on those shares, as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of our shares may expect a higher annual distribution rate. Higher interest rates would not, however, result in more funds for us to distribute and, in fact, would likely increase our borrowing costs and potentially decrease funds available for distribution. This could cause the market price of our common stock to go down. In addition, although our common stock is listed on the New York Stock Exchange, the daily trading volume of our shares may be lower than the trading volume for certain other industries. As a result, our investors who desire to liquidate substantial holdings may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of the shares.

         WE BELIEVE, BUT CANNOT GUARANTEE, THAT WE QUALIFY AS A REIT. We believe we qualify as a REIT and generally will not be subject to federal income tax on net income that we distribute to our shareholders. However, our qualification as a REIT involves the application of technical and complex tax rules. For instance, if we own a company's securities, we cannot qualify as a REIT unless the value of those securities does not exceed 5% of the total value of our assets. We believe that we meet this requirement, but this belief is based on our analysis of the value of each of the corporations that conduct our property service businesses and on our conclusion that each of these corporations will be respected as a separate corporation. Also, to qualify as a REIT, we cannot own more than 10% of a company's voting securities. We also believe that we meet this requirement, but this belief is based on our conclusion that the shares of stock that we own in each of the property service business corporations are not voting securities. We cannot guarantee that the IRS will agree with us on these points.

         Moreover, our ability to qualify as a REIT may depend on facts and circumstances that may not be within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, it is possible that new tax laws or new interpretations of existing tax laws will affect both our ability to qualify as a REIT and the tax consequences of REIT qualification. For all of these reasons, we cannot guarantee that we currently qualify or will be able to remain qualified as a REIT.

         OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE SERIOUS ADVERSE CONSEQUENCES. If we fail to qualify as a REIT, we will be subject to federal income tax at regular corporate rates. This additional tax would significantly reduce the cash we would have available to distribute to our shareholders and could reduce significantly the value of our common stock. In addition, if we fail to qualify as a REIT, we may be disqualified from electing to be treated as a REIT for the next four taxable years.

         WE MAY NEED TO BORROW MONEY TO QUALIFY AS A REIT. To obtain the favorable tax treatment associated with REITs, we generally will be required each year to distribute to our shareholders at least 95% of our net taxable income, excluding net capital gain. Differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet this requirement. The impact of large expenses also could have this effect. We might need to borrow money even if we believe that market conditions are not favorable for borrowing.

         WE ARE SUBJECT TO SOME TAXES EVEN IF WE QUALIFY AS A REIT. Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property. For example, we pay tax on certain types of income that we do not distribute. Also, our income derived from properties located in the District of Columbia is subject to local tax and our net income from some prohibited transactions will be subject to a 100% tax. In addition, we derive income from the property service business corporations, whose income is subject to federal, state and local income tax.

         REDEEMING UNITHOLDERS WILL CONTINUE TO BE SUBJECT TO THE OPERATIONAL RISKS OF OUR BUSINESS. A unitholder who receives our common stock upon redemption of units will continue to be subject to the various operational risks of our business. These risks include the following:

- Our performance and ability to make distributions to our shareholders are subject to risks associated with the real estate industry.
         In particular --

              We are dependent on the Washington, D.C. metropolitan area market.

              We may be unable to renew leases or relet space as leases expire.

              New acquisitions may fail to perform as expected.

              Because real estate investments are illiquid and we are subject to other restrictions, we may not be able to sell properties when appropriate.

              Our properties may be subject to federal, state or local regulations that could adversely affect distributions to our shareholders.

              Environmental problems are possible and can be costly.

              Our properties in the District of Columbia are subject to special tenants rights that may impede our sale of those properties.

              Some potential losses are not covered by insurance.

- Debt financing, financial covenants, the amount or percentage of our debt and increases in interest rates could adversely affect our economic performance for the following reasons, among others --

              Our charter does not limit the amount or percentage of debt that we may incur and this amount or percentage of debt may limit our ability to obtain additional financing.

              Our policy to limit debt may not ensure that we can incur and continue to make expected distributions to shareholders.

              We may not be able to refinance our debt on favorable terms or make large payments on debt when our debts become due.

              Rising interest rates could adversely affect our cash flow.

- Our reliance on the property service businesses, where we lack of voting control, may adversely affect our shareholders. These property services businesses, which provide management, leasing, financing, insurance, engineering and technical services, and tenant construction and renovation services, are conducted by three operating companies in which Smith L.P. has a 99% economic interest but does not own voting stock.

- We are dependent on our key personnel with whom we do not have employment agreements and for whom we do not have "key-person" life insurance.


                               REDEMPTION OF UNITS


GENERAL

         Each unitholder may, subject to certain limitations, require that Smith L.P. redeem units held by the unitholder. If we do not assume Smith L.P.'s obligation to redeem the units, upon redemption the unitholder will receive cash from Smith L.P. in an amount equal to the market value of the units to be redeemed. The market value of a unit for this purpose will be equal to the average of the closing trading price of a share of our common stock for the ten trading days before the day on which the redemption notice was received by Smith L.P. The partnership agreement of Smith L.P. provides that if that trading information is not available, we can use another method to determine the value of the common stock. The partnership agreement does not specify alternative valuation methodologies.

         We have the right, however, to assume directly and satisfy the redemption right of a unitholder by issuing our common stock or cash in exchange for any units tendered for redemption. We generally expect that we will elect to issue shares of our common stock in exchange for units tendered for redemption rather than paying cash, although we will make the determination whether to pay cash or issue common stock at the time units are tendered for redemption. With each redemption, our interest in Smith L.P. will increase. Upon redemption, the unitholder will no longer be entitled to receive distributions with respect to the units redeemed. If units are redeemed for common stock, the unitholder will have rights as a shareholder from the time the common stock is acquired.

         A unitholder must notify Smith L.P. and us of the unitholder's desire to require Smith L.P. to redeem units by sending a notice in the form attached as an exhibit to Smith L.P.'s partnership agreement, a copy of which we can provide to you upon request. The unitholder must request the redemption of at least 1,000 units or all of the units held by such holder, if less. The redemption generally will occur on the tenth business day after the notice is delivered by the unitholder, except that no redemption or exchange can occur if the delivery of common stock upon redemption would be prohibited under the provisions of our charter designed to protect our REIT qualification or under applicable federal or state securities laws.

TAX CONSEQUENCES OF REDEMPTION

         The following discussion summarizes the material federal income tax considerations that may be relevant to a unitholder who desires to have units redeemed.

         TAX TREATMENT OF A REDEMPTION OF UNITS. If we assume and perform Smith L.P.'s redemption obligation, the redemption will be treated as a sale of units by the unitholder at the time of the redemption. The sale will be fully taxable to the unitholder in an amount equal to the sum of the cash or the value of the common stock received in the exchange plus the amount of Smith L.P. nonrecourse liabilities allocable to the redeemed units at the time of the redemption.

         If we do not elect to assume the obligation to redeem units, Smith L.P. will redeem the units for cash. If Smith L.P. redeems units for cash that we contribute to Smith L.P. to effect the redemption, the redemption likely would be treated for tax purposes as a sale of the units in a fully taxable transaction, although the matter is not free from doubt. In that event, the unitholder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of Smith L.P.'s nonrecourse liabilities allocable to the redeemed units at the time of the redemption.

         If Smith L.P. redeems units for cash that is not contributed by us to effect the redemption, the tax consequences would be the same as described in the previous paragraph. If Smith L.P. redeems less than all of a unitholder's units, however, the unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of Smith L.P.'s nonrecourse liabilities allocable to the redeemed units, exceeded the unitholder's adjusted basis in all of the unitholder's units immediately before the redemption.

         TAX TREATMENT OF A SALE OF UNITS. If a unit redemption is treated as a sale of the unit, the determination of gain or loss will be based on the difference between the amount realized for tax purposes and the tax basis in the unit. See "Basis of Units" below. The "amount realized" will be measured by the sum of the cash and fair market value of common stock or other property received plus the portion of Smith L.P.'s nonrecourse liabilities allocable to the unit sold. To the extent that this amount exceeds the unitholder's basis in the unit, the unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from the gain could exceed the amount of cash and the value of common stock or any other property received upon the disposition.

         Except as described below, any gain recognized upon a sale or other disposition of units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized attributable to a unitholder's share of "unrealized receivables" of Smith L.P. exceeds the unitholder's basis attributable to those assets, the excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Smith L.P.'s income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if Smith L.P. had sold its assets at their fair market value at the time of the transfer of a unit.

         For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than 12 months is 20%. Net capital gain from the sale of an asset held 12 months or less is subject to tax at the applicable rate for ordinary income. It should be noted that the maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions not otherwise recaptured as ordinary income under existing depreciation recapture rules. Currently, this rule does not apply to a redemption of units because units are not depreciable real property, but the IRS has authority to issue regulations that could apply this rule to a redemption of units. The IRS has not yet issued these regulations, but it is possible that if issued they would be applied retroactively. If these regulations were to apply to the disposition of a unit, any gain on such disposition likely would be treated partly as gain from the sale of a long-term capital asset, partly as gain from the sale of a short-term capital asset, and partly as gain from the sale of depreciable real property.

         BASIS OF UNITS. In general, a unitholder who received units in exchange for a contribution of property had an initial tax basis in the units equal to the unitholder's basis in the contributed property. A unitholder's initial basis generally is increased by the unitholder's share of Smith L.P.'s taxable income and increases in the unitholder's share of the liabilities of Smith L.P., including any increase in the unitholder's share of nonrecourse liabilities. A unitholder's initial basis generally is decreased, but not below zero, by the unitholder's share of Smith L.P.'s distributions, decreases in the unitholder's share of liabilities of Smith L.P., including nonrecourse liabilities, the unitholder's share of losses of Smith L.P., and the unitholder's share of nondeductible expenditures of Smith L.P. that are not chargeable to capital.

         POTENTIAL APPLICATION OF THE DISGUISED SALE RULES TO A REDEMPTION OF UNITS. There is a risk that if a unit is redeemed, particularly if it is redeemed within two years of when it was issued, the IRS might contend that the original transaction pursuant to which the units were issued should be treated as a "disguised sale" of property. Under the IRS's disguised sale rules, unless an exception applies, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK

         An investment in our common stock is substantially equivalent economically to an investment in units in Smith L.P. A holder of a share of common stock receives the same distribution that a holder of a unit receives and shareholders and unitholders generally share equally in the risks and rewards of ownership in our enterprise. There are, however, some differences between ownership of units and ownership of shares of common stock, some of which may be material to investors.

         The comparisons below are intended to assist unitholders in understanding how their investment will be changed if their units are redeemed for common stock.



------------------------------------------------------------ -------------------------------------------------------
                        SMITH L.P.                                 CHARLES E. SMITH RESIDENTIAL REALTY, INC.
------------------------------------------------------------ -------------------------------------------------------

                      FORM OF ORGANIZATION AND ASSETS OWNED
                      -------------------------------------

Smith L.P. is a Delaware limited partnership.  Smith L.P.    We are a Maryland corporation.  We elected to
owns interests, directly and through a                       be taxed as a REIT under the Internal
subsidiary, in our properties and, through                   Revenue Code and intend to maintain our
subsidiaries, conducts our management and                    qualification as a REIT.  Our only significant
leasing business.  Smith L.P. is not permitted to            asset is our interest in Smith L.P., which gives
take any action which would adversely affect our             us an indirect investment in the properties
REIT status.                                                 owned by Smith L.P.  Under Smith L.P.'s
                                                             partnership agreement, we generally may not
                                                             conduct any business other than in connection
                                                             with the ownership of interests in, and
                                                             management of the business of, Smith L.P.


                                ADDITIONAL EQUITY
                                -----------------
Smith L.P. is authorized to issue unites and such            Our Board of Directors may authorize the
other partnership interests, including                       issuances from time to time of additional
partnership interests of different series or classes         equity securities of any class or series, or
that may be senior to units, as we may                       securities or rights convertible into such equity
determine. Smith L.P. may issue units and other              securities, for such consideration as the Board
partnership interests to us in exchange for the              of Directors determines.
proceeds we raised in an offering of our
comparable shares. In addition, Smith L.P. will
issue additional units upon exercise of the
options granted pursuant to our benefit plans.


------------------------------------------------------------ -------------------------------------------------------
               OPERATING PARTNERSHIP                                                COMPANY
------------------------------------------------------------ -------------------------------------------------------


                               BORROWING POLICIES
                               ------------------

Smith L.P. has no restrictions on borrowings,                Under Smith L.P.'s partnership agreement, we
and we are authorized to borrow money on behalf              may not incur any debts except those for which
of Smith L.P.  Our Board of Directors has                    we may be liable as general partner of Smith
adopted a policy that currently limits the debt-to-          L.P. and in other limited circumstances.
total market capitalization ratio of Smith L.P. to           Therefore, all debt we incur will be through
60%, but the Board of Directors may alter this               Smith L.P.
policy at any time.

                               MANAGEMENT CONTROL
                               ------------------

Generally, all management powers over the business and       The Board of Directors has exclusive control
affairs of Smith L.P. are vested in us as general partner    over our business and affairs.  The policies
of Smith L.P., and no limited partner of Smith L.P. has      adopted by the Board of Directors generally
any right to participate in or exercise control or           may be altered or eliminated without a vote of
management power over the business and affairs of Smith      our shareholders. Accordingly, except for their
L.P.  Exceptions to this are that:                           vote in the elections of directors, shareholders
                                                             will have no control over our ordinary business
-    we cannot take any action contrary to Smith             policies.  The Board of Directors cannot change
     L.P.'s  partnership agreement without written           our policy of maintaining our REIT status,
     consent of all the limited                              however, without the approval of a majority of
     partners;                                               our shareholders.

- we cannot cause Smith L.P. to dispose of all or substantially all of its assets without the consent of the holders of a majority of the outstanding units, including units we own;

- until December 31, 2013, we cannot cause or permit Smith L.P. to dissolve if one or more of the original limited partners objects to such dissolution; and

-    from January 1, 2014 through December 31,
     2043, we cannot cause or permit Smith L.P.
     to dissolve if original limited partners holding at least 5% of the units object to such dissolution.

The limited partners cannot remove us as general partner.


------------------------------------------------------------ -------------------------------------------------------
               OPERATING PARTNERSHIP                                                COMPANY
------------------------------------------------------------ -------------------------------------------------------

                                FIDUCIARY DUTIES
                                ----------------

Under Delaware law, we, as general partner of                Under Maryland law, the directors must
Smith L.P., are required to exercise good faith              perform their duties in good faith, in a manner
and integrity in all of our dealings relating to             that they reasonably believe to be in our best
partnership affairs. Under the partnership                   interests and with the care of an ordinarily
agreement, however, we are under no obligation               prudent person in a like position. Our
to consider the tax consequences to, or separate             directors who act in such a manner generally
interests of, the limited partners in deciding               will not be liable to us for  monetary damages
whether to cause Smith L.P. to take any actions.             arising from their activities.
We are not liable for monetary damages for
losses sustained, liabilities incurred, or benefits
not derived by the limited partners in connection
with such decisions, provided that we have acted
in good faith.

                                    MANAGEMENT LIABILITY AND INDEMNIFICATION
                                    ----------------------------------------

We are liable for the obligations and debts of               Our charter provides that the liability of our
Smith L.P., unless limits as to these liabilities            directors and officers to us and to our
are stated in the document or instrument                     shareholders for money damages is limited to
evidencing the obligation.  Smith L.P. has                   the fullest extent permitted under Maryland
indemnified us and any of our directors or                   law.  Our charter and state law provide broad
officers from and against all losses, claims,                indemnification to directors and officers,
damages, liabilities, joint or several, expenses             whether serving us or, at our request, any
including legal fees, fines, settlements and other           other entity, to the fullest extent permitted
amounts incurred in connection with any                      under Maryland law.
specified actions relating to the operations of
Smith L.P. in which we or any such director or
officer is involved.  Smith L.P. will not indemnify
us or our directors or officers, however, if an act
was done in bad faith and was material to the
lawsuit, any of us received an improper personal
benefit, or in the case of any criminal proceeding,
any of us had reasonable cause to believe an act
we did was unlawful.  Smith L.P. may reimburse
reasonable expenses incurred by an indemnitee
in advance of the final disposition of the
proceeding if Smith L.P. receives an affirmation
by the indemnitee of his, her or its good faith
belief that the standard of conduct necessary for
indemnification has been met and an
undertaking by such indemnitee to repay the
amount if it is determined that such standard
was not met.


------------------------------------------------------------ -------------------------------------------------------
               OPERATING PARTNERSHIP                                                COMPANY
------------------------------------------------------------ -------------------------------------------------------

                             ANTITAKEOVER PROVISIONS
                             -----------------------

Except in limited circumstances as described                 Our charter and by-laws and Maryland
below under "Voting Rights," we have exclusive               corporate law contain provisions that may
management power over the business and affairs               delay or discourage an unsolicited proposal to
of Smith L.P.  The limited partners cannot                   acquire us or to remove incumbent
remove us as the general partner of Smith L.P.               management.  These provisions include,
We may prevent a limited partner from                        among others:
transferring an interest in Smith L.P. or any
rights as a limited partner except in limited                -    a staggered Board of Directors;
circumstances.  We may exercise this right to
deter, delay or hamper attempts by persons to                -    authorized capital stock that may be
acquire a majority interest in Smith L.P.                         classified and issued as a variety of equity
                                                                  securities in the discretion of the Board of
                                                                  Directors, including securities having
                                                                  superior voting rights to the common stock;

                                                             -    restrictions on business combinations with
                                                                  persons who acquire more than the
                                                                  percentage of common stock specified in
                                                                  our charter;

                                                             -    a requirement that directors may be
                                                                  removed only for cause and only by a vote
                                                                  of at least 80% of the outstanding common
                                                                  stock; and

                                                             -    provisions designed to avoid concentration
                                                                  of share ownership in a manner that would
                                                                  jeopardize our REIT status under the
                                                                  Internal Revenue Code.

                                                             Our Board of Directors has also adopted a
                                                             shareholder rights plan which has some
                                                             antitakeover effects. If triggered, the
                                                             shareholder rights plan would cause
                                                             substantial dilution to a person or group that
                                                             sought to acquire us without the approval of
                                                             our Board of Directors.


------------------------------------------------------------ -------------------------------------------------------
               OPERATING PARTNERSHIP                                                COMPANY
------------------------------------------------------------ -------------------------------------------------------

                                  VOTING RIGHTS
                                  -------------

Limited partners have voting rights only as to               Holders of our common stock are entitled to
the dissolution of Smith L.P., the sale of all or            vote on the election and removal of directors
substantially all of the assets of Smith L.P. and            and certain major corporate transactions,
amendments of the partnership agreement.                     including most amendments to our charter,
Otherwise, all decisions relating to the operation           any proposal for our merger or consolidation
and management of Smith L.P. are made by us.                 with or into another entity or the sale or
As of June 30, 1999, we owned approximately                  disposition of all or substantially all of our
59.9% of the units.  As units are redeemed by                assets.  Holders of common stock have one vote
partners, or if we acquire additional units in               per share.  Our charter permits the Board of
exchange for the proceeds of offerings of our                Directors to classify and issue capital stock
securities, our percentage ownership of the units            having voting power that may differ from that
will increase.  If  additional units are issued to           of the common stock.
third parties, our percentage ownership of the
units will decrease.

              AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE CHARTER
              -----------------------------------------------------

We or any limited partner holding 25% or more                Amendments to our charter must be approved
of the units may propose to amend the                        by the Board of Directors and by the vote of at
partnership agreement. Such proposal, in order               least two-thirds of the votes entitled to be cast
to be effective, must be approved by the written             at a meeting of shareholders.  However, an
vote of holders of at least a majority in interest of        amendment of the provisions relating to any of
Smith L.P.  In addition, we may, without the                 the classification of the Board of Directors, the
consent of the limited partners, amend the                   power to remove directors and the share
partnership agreement as to ministerial matters.             ownership limits designed to maintain our
                                                             REIT status must be approved by an 80% vote.
                                                             An amendment relating to termination of our
                                                             REIT status requires a majority vote of the
                                                             shareholders entitled to vote for such a matter.

              VOTE REQUIRED TO DISSOLVE SMITH L.P. OR THE COMPANY
              ---------------------------------------------------

Through December 31, 2013, we cannot elect to                Under Maryland law, the Board of Directors
dissolve Smith L.P. if any original limited                  must obtain approval of holders of at least two-
partner who became a limited partner on                      thirds of the outstanding shares of common
June 30, 1994 holding units issued at such time              stock to dissolve us.
objects to such dissolution.  From January 1,
2014 through December 31, 2043, we cannot
elect to dissolve Smith L.P. if any original limited
partner who became a limited partner on June
30, 1994 and who held at least 5% of the units on
June 30, 1994 objects to such dissolution.  After
January 1, 2044, we may dissolve Smith L.P.
without the consent of the limited partners.


------------------------------------------------------------ -------------------------------------------------------
               OPERATING PARTNERSHIP                                                COMPANY
------------------------------------------------------------ -------------------------------------------------------

                          VOTE REQUIRED TO SELL ASSETS
                          ----------------------------

We cannot cause Smith L.P. to sell, exchange,                Under Maryland law, the Board of Directors is
transfer or otherwise dispose of all or                      required to obtain approval of the shareholders
substantially all of Smith L.P.'s assets without             by the affirmative vote of two-thirds of all the
the consent of holders of a majority of the                  votes entitled to be cast on the matter to sell
outstanding units, including units we hold.  We              all or substantially all of our assets.  No
currently own a majority of the units and thus               approval of the shareholders is required for the
expect that we would control the outcome of such             sale of less than all or substantially all of our
a vote.                                                      assets.

                             VOTE REQUIRED TO MERGE
                             ----------------------

We generally cannot cause Smith L.P. to merge                Under Maryland law, the Board of Directors is
or consolidate without the consent of holders of a           required to obtain approval of the shareholders
majority of the outstanding units, including units           by the affirmative vote of two-thirds of all the
we hold.  We currently own a majority of the                 votes entitled to be cast on the matter in order
units and thus expect that we would control the              to merge or consolidate us.
outcome of such a vote.

                             LIABILITY OF INVESTORS
                             ----------------------

The liability of the limited partners for Smith              Under Maryland law, shareholders are not
L.P.'s debts and obligations is generally limited            personally liable for our debts or obligations.
to the amount of their investment in Smith L.P.,             Shares of common stock, upon issuance, will be
together with an interest in any undistributed               fully paid and nonassessable.
income, if any.  Units, upon issuance, will be
fully paid and nonassessable.

                            REVIEW OF INVESTOR LISTS
                            ------------------------

Limited partners, upon written demand with a                 Under Maryland law, a shareholder holding at
statement of the purpose of such demand and at               least 5% of our outstanding stock may upon
the limited partner's expense, are entitled to               written request inspect and copy during usual
obtain a current list of the name and last known             business hours our shareholder list.
business, residence or mailing address of each
limited partner of Smith L.P.

         THE FOLLOWING COMPARES CERTAIN OF THE INVESTMENT ATTRIBUTES AND LEGAL RIGHTS ASSOCIATED WITH THE OWNERSHIP OF UNITS AND SHARES OF COMMON STOCK.


------------------------------------------------------------ -------------------------------------------------------
                           UNITS                                                     SHARES
------------------------------------------------------------ -------------------------------------------------------

                              NATURE OF INVESTMENT
                              --------------------

The units constitute equity interests entitling              Shares of our common stock constitute equity
each limited partner to his proportionate share of           interests in us.  We are entitled to receive our
cash distributions made to the limited partners              proportionate share of distributions made by
of Smith L.P.                                                Smith L.P. with respect to the units, and each
                                                             shareholder is entitled to a proportionate share
                                                             of any dividends or distributions paid with
                                                             respect to the common stock.  The dividends
                                                             payable to the shareholders are not fixed in
                                                             amount and are only paid if, when and as
                                                             declared by the Board of Directors.  In order to
                                                             qualify as a REIT, we must distribute at least
                                                             95% of our taxable income, including
                                                             capital gains, not distributed will be subject to
                                                             corporate income tax.

                                    LIQUIDITY
                                    ---------

Units may be transferred by a limited partner                Our common stock is freely transferable,
only with our consent, which consent may be                  subject to the ownership limit contained in our
withheld in our sole discretion.  We will permit             charter.  The common stock is listed on the
transfers of units only in connection with gifts,            NYSE, and a public market for the common
bequests and transfers by a unitholder to family             stock exists.  The breadth and strength of this
members and other persons.  Subject to                       secondary market will depend, among other
conditions, each unitholder has the right to elect           things, upon the number of shares
to have the unitholder's units redeemed by Smith             outstanding, our financial results and
L.P.  Upon redemption, such unitholder will                  prospects, the general interest in us and in our
receive, at our election, either shares of common            real estate investments, and our dividend yield
stock or the cash equivalent in exchange for such            compared to that of other debt and equity
units.                                                       securities.


------------------------------------------------------------ -------------------------------------------------------
                           UNITS                                                     SHARES
------------------------------------------------------------ -------------------------------------------------------

                                    TAXATION
                                    --------

Smith L.P. is not subject to federal income taxes.           We have elected to be taxed as a REIT.  So
Instead, each holder of units includes his                   long as we qualify as a REIT, we will be
allocable share of Smith L.P.'s taxable income or            permitted to deduct dividends paid to our
loss in determining his individual federal income            shareholders, which effectively will reduce the
tax liability.  The maximum effective federal tax            "double taxation" that typically results when a
rate for individuals under current law is 39.6%.             corporation earns income and distributes that
                                                             income to its shareholders in the form of
Income and loss from Smith L.P. generally will               dividends.  Our property service businesses,
be subject to the "passive activity" limitations.            however, will not qualify as REITs and thus
Under the "passive activity" rules, income and               they will be subject to federal income tax on
loss from Smith L.P. that is considered "passive             their net income at normal corporate rates.
income" generally can be offset against income               The maximum effective tax rate for
and loss from other investments that constitute              corporations under current law is 35%
"passive activities," unless Smith L.P. is
considered a "publicly traded partnership," in               Dividends we pay will be treated as "portfolio"
which case income and loss from Smith L.P. can               income and cannot be offset with losses from
be offset only against other income and loss from            "passive activities."
Smith L.P.  Income of Smith L.P., however,
attributable to dividends from our property                  Distributions we make to our taxable domestic
service businesses or interest paid by the                   shareholders out of current or accumulated
property service businesses will not qualify as              earnings and profits will be taken into account
passive income and cannot be offset with losses              by them as ordinary income.  Distributions in
and deductions from a "passive activity,"                    excess of current or accumulated earnings and
including losses and deductions attributable to              profits that are not designated as capital gain
Smith L.P.'s multifamily rental activities.                  dividends will be treated as a non-taxable
                                                             return or basis to the extent of a shareholder's
Cash distributions from Smith L.P. will not be               adjusted basis in its shares of common stock,
taxable to a holder of units except to the extent            with the excess taxed as capital gain.
they exceed the holder's basis in his interest in            Distributions that are designated as capital
Smith L.P., which includes the holder's allocable            gain dividends generally will be taxed as gains
share of Smith L.P.'s debt.                                  from the sale or exchange of a capital asset
                                                             held for more than one year, to the extent they
Each year, holders of units receive a Schedule               do not exceed our actual net capital gain for
K-1 tax form containing detailed tax information             the taxable year.  For our taxable years
for inclusion in preparing their federal income              commencing on or after January 1, [1998], we
tax returns.                                                 may elect to require our shareholders to
                                                             include our undistributed net capital gains in
Holders of units are required, in some cases, to             their income.  If we so elect, shareholders
file state income tax returns and/or pay state               would include their proportionate share of
income taxes in the state in which Smith L.P.                such gains in their income and be deemed to
owns property, even if they are not residents of             have paid their share of the tax paid by us on
those states.                                                such gains.


------------------------------------------------------------ -------------------------------------------------------
                           UNITS                                                     SHARES
------------------------------------------------------------ -------------------------------------------------------

                                                             Each year, shareholders receive Form 1099
                                                             used by corporations to report dividends paid
                                                             to their shareholders.

                                                             Shareholders who are individuals generally
                                                             will not be required to file state income tax
                                                             returns and/or pay state incomes taxes outside
                                                             of their state of residence with respect to ou
                                                             operations and distributions.  We may be
                                                             required to pay state income taxes in states
                                                             where we are authorized to do business.

                        FEDERAL INCOME TAX CONSIDERATIONS


GENERAL

         The following discussion summarizes the material federal income tax considerations to a prospective holder of our common stock. The following discussion is for general information only, is not exhaustive of all possible tax considerations, and is not intended to be and should not be construed as tax advice. For example, it does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws. For example, the discussion does discuss all of the aspects of federal income taxation that may be relevant to insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States.

         The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of existing law. Any change of this kind could apply retroactively to transactions preceding the date of the change. Except as described below in "--Requirements for Qualification--Income Tests," we have not received any rulings from the IRS concerning our tax treatment. Therefore, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

         EACH PROSPECTIVE HOLDER OF COMMON STOCK IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE THE IMPACT OF ITS PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE OWNERSHIP AND SALE OF COMMON STOCK. THIS INCLUDES THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND SALE OF COMMON STOCK, AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

OUR TAX TREATMENT

         GENERAL. We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 1994. We believe that our company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and we intend to continue to operate as a REIT. We cannot ensure, however, that we have operated in a manner so as to qualify as a REIT or that we will continue to operate as a REIT in the future. Our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Internal Revenue Code. These tests must be met on a continuing basis through actual annual operating results, distribution levels and diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, we cannot ensure that the actual results of our operations for any taxable year (our company) have satisfied or will satisfy the REIT requirements. Further, the anticipated income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify."

         The following is a general summary of the Internal Revenue Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions are highly technical and complex. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, regulations, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we distribute currently to shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from investment in a corporation. However, we will be subject to federal income tax on any income that we do not distribute. In addition, in some circumstances, we will be subject to federal income tax on some types of income even though that income is distributed. Moreover, our property services business subsidiaries do not qualify as REITs and are subject to federal corporate income tax on their net income.

REQUIREMENTS FOR QUALIFICATION AS A REIT.

         ORGANIZATIONAL REQUIREMENTS. The Internal Revenue Code defines a REIT as a corporation, trust or association--

         (1)      that is managed by one or more trustees or directors;

         (2) the beneficial ownership of which is evidenced by transferable shares, or by transfer certificates of beneficial interest;

         (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

         (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

         (5) the beneficial ownership of which is held by 100 or more persons;

         (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities); and

         (7) that meets other tests, as described below, regarding the nature of its income and assets.

         The Internal Revenue Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We believe that we currently satisfy requirements (1) through (6). In addition, our charter includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in
(5) and (6) above. Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to holders of common stock requesting information regarding the actual ownership of the common stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement.

         GROSS INCOME TESTS. In order to maintain qualification as a REIT, we must satisfy two gross income requirements, which are applied on an annual basis. First, at least 75% of our gross income, excluding some gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from some types of temporary investments. Investments relating to real property or mortgages on real property include "rents from real property" and, in some circumstances, interest.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

         Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. We believe that the portion of the rents that we receive that fails to qualify as "rents from real property" has not caused, and will not in the future cause, us to fail to comply with the 75% and 95% gross income tests. Our belief with respect to this matter, however, is based upon the advice of counsel with respect to certain technical issues regarding the determination of "rents from real property" that are not definitively answered under federal tax law. We cannot ensure that the IRS will agree with these conclusions.

         In addition, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services are "usually or customarily rendered" in connection with the rental space for occupancy only and are not otherwise considered "rendered to the occupant." These services are referred to as permissible services. Smith L.P. itself and the property service businesses, which are not independent contractors, provide certain services with respect to our properties. We received rulings from the IRS that the provision of some of these services will not cause the rents received with respect to the properties to fail to qualify as "rents from real property."

         We also received rulings from the IRS to the effect that certain revenues will qualify as "rents from real property." These revenues include the following:

         -        rents from corporate apartments,

         -        revenues from laundry equipment,

         -        certain parking revenues, and

         - certain revenues related to the provision of telephone and cable television services.

         Based upon our experience in the multifamily and retail property rental markets in which our properties are located, we believe that all services provided to tenants by us, whether through Smith L.P. or through the property services businesses, should be considered permissible services, although there can be no assurance that the IRS will not contend otherwise. In this regard, if Smith L.P. contemplates providing services that reasonably might be expected not to meet the "usual or customary" standard, we will arrange to have such services provided by an independent contractor from which neither us nor Smith L.P. receives any income.

         Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not permissible services so long as the amount received for services does not exceed a set level. Specifically, the amount received for "impermissible services" with respect to a property cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to that property. The amount that we will be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to us of providing those services.

         Smith L.P. may receive fees for the performance of property management and other services with respect to properties in which Smith L.P. has a partial interest. Only the portion of the management fee that corresponds to Smith L.P.'s interest in such properties will qualify as "rents from real property." The balance will not qualify. Smith L.P. also may receive certain other types of non-qualifying income. This income includes, for example, certain expense reimbursements, and dividends and interest from the property service businesses, which qualify under the 95% gross income test but not under the 75% gross income test. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

         If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. We cannot state, however, whether in all circumstances we would be entitled to this relief. Even if this relief applied, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

         ASSET TESTS. At the close of each quarter of our taxable year, we must satisfy the following three tests relating to the nature of our assets:

         1. at least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items, and government securities;

         2. not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class; and

         3. of the investments included in the 25% asset class, the value of any one issuer's securities we own may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

         Smith L.P. owns 100% of the nonvoting stock of each of the property service businesses. In addition, Smith L.P. holds notes from each of the property service businesses. By virtue of our ownership of units, we are considered to own our proportionate share of the assets of Smith L.P., including the securities of each of the property service businesses described above. Smith L.P., however, does not own more than 10% of the voting securities of any of the property service businesses. In addition, we believe that our share of the value of the securities of each of the property service businesses does not exceed 5% of the total value of its assets. We cannot ensure, however, that the IRS might not contend either that the value of the securities of one or more of the property service businesses exceeds the 5% value limitation, or that all or some of the property service businesses shall be viewed as a single corporation for purposes of the 5% value limitation and that the value of the securities of that corporation exceeds the 5% limitation, or that the nonvoting stock of one or more of the property service businesses should be considered "voting securities" for purposes of the 10% limitation.

         The 5% value requirement must be satisfied not only on the date we acquired securities of the property service businesses, but also each time acquire additional securities of the property service businesses. Accordingly, each time a unitholder exercises its right to redeem units and our interest in Smith L.P. increases, the requirement will have to be met. Although we plan to take steps to ensure that we satisfy the 5% value test for any quarter with respect to which retesting is to occur, we cannot ensure that these steps always will be successful or will not require a reduction in Smith L.P.'s overall interest in the property service businesses.

         ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, we generally must distribute dividends to our shareholders in an amount at least equal to --

         (1) the sum of (a) 95% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 95% of our net income after tax, if any, from foreclosure property, MINUS

         (2) the sum of certain items of noncash income.

Distributions must be made either during the taxable year to which they relate or, if specific procedures are followed, during the subsequent taxable year. We will be subject to tax on amounts not distributed at regular capital gains and ordinary income rates.

         In addition, if we fail to distribute during each calendar year at least the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years, we will be subject to a 4% nondeductible excise tax on the excess of this required amount over the sum of the amounts we actually distribute and amounts retained with respect to which we pay federal income tax.

         We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement. In that event, we may cause Smith L.P. to arrange for short-term, or possibly long-term, borrowing to permit the payments of required dividends.

         FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

TAX ASPECTS OF OUR INVESTMENTS IN SMITH L.P. AND PROPERTY SERVICE BUSINESSES

         GENERAL. All of our investments are through Smith L.P. Smith L.P. holds substantially all the real estate properties through some of the subsidiary partnerships. This structure may involve special tax considerations. These tax considerations include the following:

         (a) the allocations of income and expense items of Smith L.P. and those subsidiary partnerships, which could affect the computation of our taxable income,

         (b) the status of Smith L.P. and each applicable subsidiary partnership as partnership (as opposed to an association taxable as a corporation) for income tax purposes, and

         (c) the taking of actions by Smith L.P. or any of those subsidiary partnerships that could adversely affect Charles E. Smith's qualification as a REIT.

         We believe that Smith L.P. and each of the subsidiary partnerships will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). If, however, Smith L.P. or any of the subsidiary partnerships were treated as an association taxable as a corporation, we would fail to qualify as a REIT for a number of reasons.

         TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Smith L.P. was formed by way of contributions of appreciated property, including certain of the apartment properties, at the time of its formation. In addition, it has acquired a number of properties by contribution since that time. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. This difference is referred to as a "book-tax difference."

         Smith L.P.'s partnership agreement requires that all allocations of partnership income, gain and loss be made in a manner consistent with Section 704(c) of the Internal Revenue Code and applicable regulations. Therefore, allocations will tend to eliminate the book-tax differences with respect to the contributed properties over the life of Smith L.P. However, the special allocation rules of Section 704(c) of the Internal Revenue Code may not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Consequently, the carryover basis of contributed properties in the hands of Smith L.P. could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if no property had a book-tax difference. Similarly, the carryover basis of contributed properties in the hands of Smith L.P. could cause us to possibly to be allocated taxable gain in the event of a sale of contributed properties in excess of the economic or book income allocated to us as a result of such sale.

         PROPERTY SERVICE BUSINESSES. A substantial portion of the amounts used by Smith L.P. to fund distributions to partners, which in turn are used by us to fund distributions to holders of common stock, comes from the property service businesses, through payments on notes issued by the property service businesses and dividends on non-voting stock of the property service businesses held by Smith L.P. The property service businesses do not qualify as REITs and therefore pay federal, state and local income taxes on their net income at normal corporate rates. The property service businesses attempt to limit the amount of those taxes. We cannot ensure, however, whether or the extent to which measures taken to limit taxes will be successful. Moreover, even if those measures are successful, future increases in the income of the property service businesses inevitably will be subject to income tax. To the extent that the property service businesses are required to pay federal, state and local income taxes, the cash available for distribution to shareholders will be reduced accordingly.

         In addition, as described above, the value of the securities of each of the property service businesses held by Smith L.P. cannot exceed 5% of the value of Smith L.P.'s assets at a time when we acquire additional securities of a property service business. This includes each instance in which a unitholder redeems its units. Also, we cannot own 10% or more of the voting securities of the property service businesses. See "--Requirements for Qualification--Asset Tests." These limitations may restrict the ability of the property service businesses to increase the size of their respective businesses unless the value of the assets of Smith L.P. is increasing at a commensurate rate. Moreover, they prohibit Smith L.P. from exercising control over the property service businesses.

TAXATION OF SHAREHOLDERS

         TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As used herein, the term "U.S. shareholder" means a holder of common stock who for United States federal income tax purposes is --

         (1)      a citizen or resident of the United States,

         (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision of the United States,

         (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or

         (4) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

         As long as we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated earnings and profits, which are not designated as capital gain dividends, will be taken into account by them as ordinary income. Corporate shareholders will not be eligible for the dividends received deduction with respect to these dividends. For purposes of determining whether the distributions on shares of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to shares of preferred stock and second to shares of common stock. We cannot ensure that we will have sufficient earnings and profits to cover any distributions on preferred stock.

         To the extent they do not exceed our actual net capital gain for the taxable year, distributions that are designated as capital gain dividends will be taxed to taxable non-corporate U.S. shareholders as gains from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period non-corporate shareholders have held their stock. Non-corporate U.S. shareholders include individuals, estates, and trusts. On November 10, 1997, the IRS issued Notice 97-64, which provides generally that we may classify portions of our designated capital gain dividend in the following categories:

         (1) a 20% gain distribution, which would be taxable to taxable non-corporate U.S. shareholders at a maximum rate of 20%,

         (2) an unrecaptured Section 1250 gain distribution, which would be taxable to taxable non-corporate U.S. shareholders at a maximum rate of 25%, or

         (3) a 28% gain distribution which would be taxable to taxable non-corporate U.S. shareholders at a maximum rate of 28%.

         In light of the IRS Restructuring and Reform Act of 1998, which eliminates the 18-month holding period that was required to be met to take advantage of the lowest capital gain tax rates, the IRS is expected to issue clarifying guidance regarding the designation of REIT capital gain dividends. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

         To the extent that they do not exceed our actual net capital gain for the taxable year, distributions made by us that are properly designated as capital gain dividends will be taxable to taxable corporate U.S. shareholders as long-term gain. This tax treatment applies regardless of the period corporate shareholders have held their stock. Those corporate U.S. shareholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         Distributions in excess of current and accumulated earnings and profits will not be taxable to a taxable U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that distributions exceed the adjusted basis of a taxable U.S. shareholder's common stock, they will be included in income as capital gains, assuming the common stock is a capital asset in the hands of the shareholder.

         In general, a taxable U.S. shareholder will realize gain or loss on the disposition of common stock equal to the difference between the amount of cash and the fair market value of any property received on such disposition and the U.S. shareholder's adjusted basis of such common stock. This gain or loss will be capital gain or loss if the common stock has been held as a capital asset. In the case of a taxable U.S. shareholder that is a corporation, such capital gain or loss will be long-term capital gain or loss if such common stock has been held for more than one year. Generally, in the case of a taxable non-corporate U.S. shareholder, such capital gain or loss will be taxed for dispositions occurring after December 31, 1997, at a maximum rate of 20%, and for dispositions occurring after December 31, 2000, at a maximum rate of 18% if the common stock is acquired after December 31, 2000 and held for more than five years. The Taxpayer Relief Act of 1997 allows the IRS to issue regulations relating to how the act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as us, and to sales of interests in "pass-through entities." To date, the IRS has not issued such regulations, but if issued, such regulations could affect the taxation of gain and loss realized on the disposition of common stock. Shareholders are urged to consult with their own tax advisors with respect to the new rules contained in the Taxpayer Relief Act.

         Loss upon a sale or exchange of common stock by a taxable U.S. shareholder who has held the common stock for six months or less, after applying certain holding period rules, will be treated as long-term capital loss to the extent the distributions from us are required to be treated by the shareholder as long-term capital gain. For a taxable non-corporate U.S. shareholder, the long-term capital loss will be apportioned among the applicable long-term capital gain groups to the extent that distributions received by such U.S. shareholder were previously so treated.

         We may elect to require the holders of common stock to include our undistributed net capital gains in their income. If we make this election, the holders of common stock will include in their income as long-term capital gains their proportionate share of such undistributed capital gains. They will be deemed to have paid their proportionate share of the tax paid by us on the undistributed capital gains and receive in return a credit or refund for this amount. A holder of common stock will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

         Under certain circumstances, U.S. shareholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

         TAXATION OF TAX-EXEMPT SHAREHOLDERS. We do not expect our distributions to a shareholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its common stock with "acquisition indebtedness" within the meaning of the Internal Revenue Code, and the common stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. For a tax-exempt shareholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501
(c)(7), (c)(9), (c)(17) or (c)(20), respectively, income from an investment in us will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve so as to offset the income generated by its investment in us. The prospective shareholder should consult its own tax advisors concerning these "set aside" and reserve requirements.

         TAXATION OF FOREIGN SHAREHOLDERS. In the following paragraphs, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders will be referred to collectively as foreign shareholders. The rules governing U.S. federal income taxation of foreign shareholders are complex. No attempt will be made in the following paragraphs to provide more than a limited summary of these rules. Prospective foreign shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a foreign shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted basis of a foreign shareholder's common stock, they will give rise to tax liability if the foreign shareholder otherwise would be subject to tax on any gain from the sale or disposition of his common stock as described below. To the extent that such distributions exceed the adjusted basis of a foreign shareholder's common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below.

         As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that we will be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, or a lower applicable treaty rate, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30%, or a lower applicable treaty rate, will be subject to withholding at a rate of 10%. However, the foreign shareholder may seek a refund of such amounts from the IRS if it subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded our foreign shareholder's United States tax liability, if any, with respect to the distribution.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a foreign shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. This tax treatment will apply whether or not the distributions are designated as a capital gain dividend. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate foreign shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that we could designate as a capital gain dividend. This amount is creditable against the foreign shareholder's FIRPTA tax liability.

         Although the law is not entirely clear on the matter, it appears that amounts we designate pursuant to the Taxpayer Relief Act as undistributed capital gains in respect of shares of common stock would be treated with respect to foreign shareholders in the manner outlined in the preceding paragraph. Under that approach, foreign shareholders would be able to offset as a credit against the resulting United States federal income tax liability their proportionate share of the tax we paid on such undistributed capital gains. Also under that approach, foreign shareholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax we paid exceeded their actual United States federal income tax liability.

         Gain recognized by a foreign shareholder upon a sale of common stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT." Generally, a "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock was held directly or indirectly by foreign persons. We believe that we currently are a "domestically controlled REIT," and, therefore, the sale of common stock will not be subject to taxation under FIRPTA. If gain on the sale of common stock were to be subject to tax under FIRPTA, foreign shareholders would be subject to the same treatment as U.S. shareholders with respect to this gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The purchaser of common stock from a foreign shareholder would be required to withhold and remit to the IRS 10% of the purchase price.

         BACKUP WITHHOLDING TAX AND INFORMATION REPORTING. Backup withholding tax generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. Backup withholding tax and information reporting will generally not apply to distributions paid to foreign shareholders outside the United States that are treated as --

         (1) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above,

         (2)      capital gains dividends, or

         (3) distributions attributable to gain from our sale or exchange of United States real property interests.

         As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that --

         (a)      is a United States person,

         (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or

         (c) is a "controlled foreign corporation," generally, a foreign corporation controlled by United States shareholders, for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a foreign shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption.

         Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a foreign shareholder, or otherwise establishes an exemption. A foreign shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         The IRS has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. Pursuant to IRS Notice 98-16, these regulations generally will be effective for payments made after December 31, 2000, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000 or the date of expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate). A foreign shareholder should consult its own advisor regarding the effect of these regulations.

OTHER TAX CONSIDERATIONS

         STATE AND LOCAL TAXES; DISTRICT OF COLUMBIA UNINCORPORATED BUSINESS TAX. Our company and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common stock.

         In this regard, the District of Columbia imposes an unincorporated business income tax, at an effective rate of 9.975% on the "District of Columbia taxable income" of partnerships doing business in the District of Columbia. Because some of our properties are located in the District of Columbia, the partnership owning these properties will be subject to this tax. In effect, our share of the "District of Columbia taxable income" attributable to properties located in the District of Columbia will be subject to this tax. Smith L.P. and its subsidiary partnerships will attempt to reduce the amount of income that is considered "District of Columbia taxable income." However, it is likely that some portion of the income attributable to properties located in the District of Columbia will be subject to the District of Columbia tax. To the extent Smith L.P. or a subsidiary partnership is required to pay this tax, the cash available for distribution to us and, therefore, to our shareholders as dividends will be reduced. Moreover, our shareholder will not receive a credit against its own state income tax liability for its share of any District of Columbia unincorporated business income tax paid by Smith L.P. or a subsidiary partnership. This tax would not apply if we were to own and operate our assets directly, rather than through Smith L.P. However, our ability to eliminate Smith L.P. and thus own its assets directly is severely limited.

         PROPOSED CHANGES TO REIT QUALIFICATION REQUIREMENTS. Two legislative proposals, one made by the Clinton administration and the other being comsidered by the Ways and Means Committee of the House of Representatives, could change the requirements that we must meet in order to qualify as a REIT. The administration's fiscal year 2000 budget proposal includes a proposal that would change the asset tests that we must meet in order to qualify as a REIT. First, the proposal would change the 10% voting securities test to a 10% vote or value test so that we would not be able to own more than 10% of the vote or value of the outstanding securities of any corporation, except for a qualified REIT subsidiary or another REIT. The proposal also would create an exception to the 5% and 10% asset tests that would allow us to have taxable REIT subsidiaries, which could conduct activities not currently permitted, such as performing noncustomary services for tenants and other customers, or undertaking third-party management and development activities. Under the proposal, the size of these subsidiaries would be limited and they would not be entitled to deduct any interest on debt funded directly or indirectly by us.

         On July 13, 1999, the Ways and Means Committee began consideration of the Financial Freedom Act of 1999. Like the administration's proposal, the bill would create taxable REIT subsidiaries that would not be subject to the 5% asset test, but that would remain subject to the 25% asset test. The taxable REIT subsidiaries also would be limited in their ability to deduct interest. Under the bill, we would be able to rent up to 10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income. The bill also would change the 10% voting securities test to a 10% vote or value test unless the subsidiary elected to be a taxable REIT subsidiary or the securities in the subsidiary qualified under a "grandfather rule." In general, securities would qualify if we owned them on July 12, 1999. They would cease to qualify if the subsidiary acquired substantial assets or engaged in a substantial new line of business after July 12, 1999.

         Both proposals would allow us to combine and convert existing corporate subsidiaries, such as the property service businesses, into taxable REIT subsidiaries tax-free prior to a certain date. For our taxable years after the effective date of either proposal and any applicable transition period, the 10% vote or value test would apply to the property service businesses that are not converted into taxable REIT subsidiaries. It is presently uncertain whether any proposal regarding the REIT qualification tests will be enacted. In addition, if any proposal is enacted, it is not clear what the final terms of the proposal would be.


                              PLAN OF DISTRIBUTION


         We may issue the shares of common stock covered by this prospectus to parties who received units in exchange for our acquisition of Cronin's Landing, if they request redemption of their units. A redeeming unitholder who receives any shares of common stock covered by this prospectus will be entitled to sell such shares without restriction in the open market or otherwise.

         We will acquire one Unit from a redeeming unitholder in exchange for each share of common stock that we issue. Thus, with each redemption, our interest in Smith L.P. will increase.


                       WHERE YOU CAN FIND MORE INFORMATION


         This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of each document.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:


         450 Fifth Street. N.W.        7 World  Trade Center          500 West Madison Street
         Room 1024                     Suite 1300                     Suite 1400
         Washington, D.C.  20549       New York, New York  10048      Chicago, Illinois  60661


         Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         Our SEC filings can also be read at the following address:

         New York Stock Exchange
         20 Broad Street
         New York, New York  10005

         Our SEC filings are also available to the public on the SEC's Web Site at http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

         1. Registration Statement on Form 8-A filed on August 16, 1994 registering our common stock under Section 12(b) of the Exchange Act.

         2. Registration Statement on Form 8-A filed on December 9, 1998 registering our rights under Section 12(b) of the Exchange Act.

         3. Annual Report on Form 10-K for the year ended December 31, 1998 (amended on Form 10-K/A).

         4.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

         5. Current Reports on Form 8-K dated January 5, 1999 (amended on Form 8-K/A) and January 27, 1999.

         You may request a copy of these filings (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus), at no cost, by writing or calling us at the following address

                    Charles E. Smith Residential Realty, Inc.
                    2345 Crystal Drive
                    Arlington, Virginia  22202
                    Attention:  Mr. Gregory Samay, Vice President and Treasurer
                    (703) 769-1000

         You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted.


                                     EXPERTS


         The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 9, 1999 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such report.


                                  LEGAL MATTERS


         In connection with this prospectus, Hogan & Hartson L.L.P., Washington, D.C. has provided its opinion as to the validity of the issuance of the common stock offered by this prospectus and the discussion of tax matters in this prospectus.

YOU SHOULD RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE COMMON STOCK IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.












                   TABLE OF CONTENTS

                                                  PAGE
                                                  ----

PROSPECTUS SUMMARY...............................   1
RISK FACTORS.....................................   4
REDEMPTION OF UNITS..............................   8
FEDERAL INCOME TAX CONSIDERATIONS................  20
PLAN OF DISTRIBUTION.............................  30
WHERE YOU CAN FIND
     MORE INFORMATION............................  31
INCORPORATION OF CERTAIN
     DOCUMENTS BY REFERENCE......................  31
EXPERTS..........................................  32
LEGAL MATTERS....................................  32

                                  92,793 SHARES




                                CHARLES E. SMITH
                            RESIDENTIAL REALTY, INC.




                                  COMMON STOCK







                                   PROSPECTUS










                                 AUGUST 4, 1999